UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ANADIGICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	22-2582106
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

141 Mt. Bethel Road, Warren, New Jersey	07059
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:  N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of class)

The Board of Directors of Anadigics, Inc. (the “Company”) has approved an amendment to the Company’s existing Rights Agreement (as defined below) to extend the final expiration date on which the rights granted thereunder (the “Rights”) are exercisable until December 17, 2018 and to make other changes thereto requested by the Rights Agent (as defined below), affecting the Rights Agent’s rights and obligations thereunder, to conform the Rights Agreement to the Rights Agent’s current form for such an agreement.  This Form 8-A amends and restates all prior Forms 8-A and/or 8-A/A filed by the Company with respect to the Rights.

Item 1.  Description of Registrant’s Securities to be Registered.

On December 17, 1998, the Board of Directors of ANADIGICS, Inc. (the “Company”) declared a dividend distribution of one Right for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of the Company.  The distribution is payable to holders of record on December 31, 1998 (the “Record Date”).  The Right will also attach to each share of Common Stock issued after the Record Date but before the Expiration Date (as defined below).  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (the “Preferred Stock”), at a price of $75.00 per one one-thousandth of a share (the “Purchase Price”), subject to adjustment.  The description and terms of the Rights are set forth in a Rights Agreement between the Company and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (the “Rights Agent”) dated as of December 17, 1998, as amended on November 30, 2002 and October 2, 2008 (the “Rights Agreement”).

Distribution Date; Transfer of Rights

Until the earlier to occur of (i) ten calendar days following the date (the “Shares Acquisition Date”) of public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities (“Voting Stock”) that have 18% or more of the voting power of the outstanding shares of Voting Stock or (ii) ten calendar days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in such person or group acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 18% or more of the voting power of the outstanding shares of Voting Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Company’s Common Stock certificates outstanding as of the Record Date or issued after the Record Date but before the Expiration Date, by such Common Stock certificates.  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company’s Common Stock.  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and the surrender for transfer of any of the Company’s Common Stock certificates outstanding as of the Record Date or issued after the Record Date but before the Expiration Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire at the close of business on December 17, 2018, unless earlier redeemed or exchanged by the Company as described below (such earliest date being referred to as the “Expiration Date”).

Exercise of Rights for Common Stock of the Company

In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right.  Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

Exercise of Rights for Shares of the Acquiring Company

In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

Adjustments to Purchase Price

The Purchase Price payable, and the number of shares of Preferred Stock (or Common Stock or other securities, as the case may be) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until the earlier of (i) three years from the date of the event giving rise to such adjustment and (ii) the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional shares will be issued (other than fractional shares which are integral multiples of one one-thousandth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Exchange and Redemption of Rights

At any time after the occurrence of the event set forth under the heading “Exercise of Rights for Common Stock of the Company” above, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Persons which shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of Preferred Stock having the same market value) per Right (subject to adjustment).

At any time prior to 5:00 P.M.  New York City time on the tenth calendar day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”).  Promptly upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Terms of the Preferred Stock

The Preferred Stock will rank junior to all other series of the Company’s preferred stock with respect to payment of dividends and as to distributions of assets in liquidation.  Each share of Preferred Stock will have a quarterly dividend rate per share equal to the greater of $1.00 or 1000 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared from time to time on the Common Stock, subject to certain adjustments.  The Preferred Stock will not be redeemable.  In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferred liquidation payment per share of $1.00 (plus accrued and unpaid dividends) or, if greater, an amount equal to 1000 times the payment to be made per share of Common Stock, subject to certain adjustments.  Generally, each share of Preferred Stock will vote together with the Common Stock and any other series of cumulative preferred stock entitled to vote in such manner and will be entitled to 1000 votes, subject to certain adjustments.  In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 1000 times the aggregate amount of stock, securities, cash and/or other property, into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments.  The foregoing dividend, voting and liquidation rights of the Preferred Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution.  Because of the nature of the Preferred Stock’s dividend, voting, liquidation and other rights, the value of the one one-thousandth of a share of Preferred Stock purchasable with each Right is intended to approximate the value of one share of Common Stock.

Amendments to Terms of the Rights

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the earlier of the Distribution Date or Shares Acquisition Date.  After the earlier of the Distribution Date or Shares Acquisition Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no supplement or amendment may be made after the earlier of the Distribution Date or Shares Acquisition Date which changes those provisions relating to the principal economic terms of the Rights.

The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the amendments thereto filed herewith or by reference, as Exhibits hereto.

Item 2.  Exhibits

4.1
Rights Agreement, dated as of December 17, 1998, between ANADIGICS, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (filed as Exhibit 99.1 to the Company’s Form 8-A filed with the SEC on December 23, 1998 and incorporated herein by reference).

4.2
Amendment No. 1, dated as of November 30, 2000, to the Rights Agreement (filed as Exhibit 3.5 to the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2000 and incorporated herein by reference).

4.3	Amendment No. 2, dated as of October 2, 2008, to the Rights Agreement (filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2008

ANADIGICS, Inc.

By: /s/ Thomas C. Shields Name: Thomas C. Shields Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description
4.1
Rights Agreement, dated as of December 17, 1998, between ANADIGICS, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (filed as Exhibit 99.1 to the Company’s Form 8-A filed with the SEC on December 23, 1998 and incorporated herein by reference).

4.2
Amendment No. 1, dated as of November 30, 2000, to the Rights Agreement (filed as Exhibit 3.5 to the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2000 and incorporated herein by reference).

4.3	Amendment No. 2, dated as of October 2, 2008, to the Rights Agreement (filed herewith).